Exhibit 99.1

Farfetch Announces CFO will Step Down By End 2023

LONDON, U.K. February 23, 2023 – Farfetch Limited (NYSE: FTCH) (“Farfetch” or the “Company”), the leading global platform for the luxury fashion industry, today announces that Elliot Jordan will step down by the end of 2023, after more than eight years as Chief Financial Officer.

The Company will initiate a search process to identify his successor, and Mr. Jordan has agreed to serve as the Company’s Chief Financial Officer through the remainder of 2023.

Mr. Jordan joined FARFETCH in January 2015. Since that time, FARFETCH has grown its annual GMV from $380 million to $4.1 billion for the years ended December 31, 2015 and 2022, respectively, now serving over 190 countries and territories. Mr. Jordan has helped guide FARFETCH through its transformation from a private company to a publicly traded company, including FARFETCH’s listing on the New York Stock Exchange in September 2018. A member of the Executive Leadership Team, Elliot is also FARFETCH’s Executive sponsor of Diversity, Equity and Inclusion.

José Neves, FARFETCH Founder, CEO and Chairman, said: “Elliot has been a fantastic CFO, and I very much appreciate his continued commitment to the business until the end of the year. I look forward to working with Elliot to ensure a smooth transition. We are some way off from saying our ‘goodbyes’ but his legacy will be formidable finance and business services teams that are part of a company that we believe is extremely well placed to continue to lead the industry and drive profitable growth – and Elliot has been an important building block of our success.”

Elliot Jordan, FARFETCH CFO, said: “I have thoroughly enjoyed the last eight years as Chief Financial Officer of FARFETCH and couldn’t be more proud of all we’ve achieved in that time. I want to thank José and all the talented people I have worked with in building this incredible company and will miss working with the highly passionate and knowledgeable members of my team who have supported this company to scale to where it is today. FARFETCH is at an exciting moment in its history with the business poised to achieve significant milestones in the next few years and I look forward to handing over a company with such a strong balance sheet and robust cash generation potential.”

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expectations in relation to Mr. Jordan’s departure and timing thereof, planned activities and objectives, and anticipated profitability and growth. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2021, as such factors may be updated from time to time in our other filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, to be filed with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a global platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Future Retail, which develops innovations such as our Connected Retail solutions.

For more information, please visit www.farfetchinvestors.com. We use this investors section of our website as a means of disclosing material, non-public information. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Investors may also receive email alerts and other information about us by enrolling your email address under “Investor Resources” of our investors page. We have included our website address in this release solely for informational purposes, and the information contained on our website is not incorporated by reference in this release.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

Executive VP, Communications

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959